UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

INVIVO THERAPEUTICS HOLDINGS CORP.
(F/K/A DESIGN SOURCE, INC.)
(Exact name of Registrant as specified in its charter)

Nevada	000-52089	36-4528166
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

100 Europa Drive, Suite 455, Chapel Hill, NC 27517
(Address of principal executive offices, including Zip Code)

(919) 933-2720
Registrant’s telephone number, including area code

Approximate Date of Mailing:  October 5, 2010

INVIVO THERAPEUTICS HOLDINGS CORP.
(F/K/A DESIGN SOURCE, INC.)
100 Europa Drive, Suite 455
Chapel Hill, NC 27517

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF INVIVO THERAPEUTICS HOLDINGS CORP.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

Introduction

This Information Statement is being mailed to holders of record of shares of common stock of InVivo Therapeutics Holdings Corp. (f/k/a Design Source, Inc.) (the “Company”, “we”, “us,” or “our”), a Nevada corporation, as of October 5, 2010, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with a proposed merger transaction (the “Merger”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), among the Company, InVivo Therapeutics Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and InVivo Therapeutics Corporation, a Delaware corporation (“InVivo”).  InVivo is engaged in the development of technologies for the treatment of spinal cord injuries.  Pursuant to the terms of the proposed Merger, the Company will acquire all of the issued and outstanding capital stock of InVivo (through a reverse acquisition transaction) in exchange for the stockholders of InVivo acquiring a controlling interest in the Company on a post-closing basis.  As a result, InVivo will become a wholly owned subsidiary of the Company.  As a condition of the Merger, there will be a change in the Company's Board of Directors at the effective time of the Merger (the “Effective Time”). At the Effective Time, the present officers and directors of the Company, Peter A. Reichard and Peter L. Coker, shall resign, and in addition to the changes in directors, new executive officers shall be appointed.  In anticipation of the Merger, we have changed our name, with the permission of InVivo, to InVivo Therapeutics Holdings Corp.  In conjunction with the Merger, it is expected that the Company will (i) complete an equity financing, and (ii) transfer its pre-merger assets and liabilities to a wholly-owned subsidiary, to be formed, and transfer such subsidiary to the Company’s principal stockholders, including the Company’s present executive officers and directors, in exchange for such shareholder’s delivering all of their shares of the Company’s common stock to the Company for cancellation.

The description of the foregoing transaction does not purport to be complete and will be qualified in its entirety by the terms of the Merger Agreement to be filed as an exhibit to our Current Report on Form 8-K which will be filed with the Securities and Exchange Commission (the “SEC”) within four business days of the execution thereof. In the event that we do not proceed with the Merger, the change in Company directors contemplated in this Information Statement will not take place and we will change our name back to Design Source, Inc. or to such other name as we deem appropriate.

The change of directors will occur at the Effective Time, which will occur, if at all, not less than ten days after the date on which this Information Statement is being filed with the SEC and mailed to all the holders of record of the Company’s common stock, par value $0.00001 per share (“Common Stock”).  This Information Statement is being mailed on or about October 5, 2010 to all holders of record on such date.  A stockholder vote is not required and will not be taken with respect to the appointment of the new directors.  You are not required to take any action with respect to the appointment of the new directors.

Voting Securities

There are currently issued and outstanding 11,218,457 shares of our common stock, our only class of stock.  Each stockholder is entitled to one vote per share of common stock held on all matters to be voted on.  The intended change in directors is not subject to a shareholder vote.  The Company has no other equity securities outstanding.

Change in Control

There has been no change in control of the Company since the beginning of our last fiscal year.  Subject to the execution of the Merger Agreement and the satisfaction of the closing conditions set forth therein and upon the closing of the transactions contemplated by the Merger Agreement, stockholders of InVivo will receive no less than a majority of the Company’s issued and outstanding common stock.  The closing of the Merger is anticipated to occur on or after October 18, 2010.

Directors and Executive Officers

The following table sets forth certain information for each proposed director of the Company after the forthcoming change in directors.

Name	Age	Position

Frank M. Reynolds (1)	48	Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer *
Richard J. Roberts	67	Director, Scientific Advisory Board Member
George Nolen	54	Director
Christi M. Pedra	52	Director
Adam K. Stern	46	Director

(1)	Mr. Reynolds will serve as Chief Financial Officer pending the Company’s hiring of an individual to serve in such capacity.

Set forth below are the business backgrounds for each proposed director.

Frank M. Reynolds, Chairman of the Board of Directors, Chief Executive Officer and Chief Financial Officer, has been CEO of InVivo Therapeutics since 2005 and Chairman and CFO since October 2010. He is the former Director of Global Business Development at Siemens Corporation where he was responsible for new business in 132 countries. He has over 25 years of executive management experience and was the founder & CEO of Expand The Knowledge, Inc., an IT consulting company with a focus on life sciences. He is an Executive Board Member of the Irish American Business Chamber and has served on the board of the Special Olympics of Massachusetts, Philadelphia Cares, and Wharton Consulting Partners. He was awarded the 2010 Irish Life Science 50 Award by the President of Ireland, Mary McAleese, The 2008 Top 40 Irish-American Executives Award, Siemens 2005 Global Presidential Award, and the Siemens 2004 Top+ USA Strategy Award. He was featured in the March 2010 and October 2009 issues of Inc. magazine.

Mr. Reynolds suffered an injury to his spine in 1992. While recovering from this injury, he took the opportunity to earn two Master's degrees and he currently holds a Master of Business Administration from Sloan Fellows Program in Global Innovation and Leadership- 2006, Massachusetts Institute of Technology; a Master's of Science in Technology Management- 2005, The Wharton School of Business, University of Pennsylvania; a Master's of Science in Engineering - 2003, University of Pennsylvania; a Master's of Science in Management Information Systems - 2001, Temple University; a Master's of Science in Health Administration- 1996; Saint Joseph's University; and a Master's of Science in Psychology - 1994, Chestnut Hill College. He also has a Bachelor of Science in Marketing- 1984, Rider University.

Dr. Richard J. Roberts, PhD, Director, is the Chief Scientific Officer at New England Biolabs. Dr. Roberts joined InVivo's Scientific Advisory Board in June 2007 and became a Director of InVivo in November 2008. He was awarded the 1993 Nobel Prize in Physiology or Medicine along with Phillip Allen Sharp for the discovery of introns in eukaryotic DNA and the mechanism of gene-splicing. He holds a BSc. in Chemistry and a Ph.D. Organic Chemistry from the University of Sheffield, U.K. Dr. Roberts has discovered and cloned restriction enzymes and been involved in studies of Adenovirus-2, beginning with studies of transcription that led to the discovery of split genes and mRNA splicing. His laboratory has pioneered the application and development of computer methods for protein and nucleic acid sequence analysis that continues to be a major research focus for Dr. Roberts.

George Nolen, Director, was the former President and Chief Executive Officer of Siemens Corporation, the U.S. subsidiary of Siemens, AG, from 2004 until his retirement in August of 2009. He rose through the ranks during his 26-year career with Siemens USA to become, in January 2004, the first American chosen to run Siemens' U.S. operations. In 2009, Siemens in the U.S. had 69,000 employees located throughout all 50 states and $22 billion in revenue. Mr. Nolen had overall responsibility for the strategy in the U.S. in such diverse fields as industrial automation, lighting, water and wastewater, building automation, medical imaging, medical diagnostics as well as traditional and new power generation technologies. He also oversaw strategic acquisitions in the energy, healthcare and industrial sectors, positioning Siemens USA as a leading and global player in these key industries. Prior to his role as Siemens USA's CEO, Mr. Nolen held numerous roles in Siemens including President of Siemens' Information and Communications division, overseeing this business from 1998 to 2004. He is a 1978 graduate of Virginia Tech, where he currently serves as the Rector of the University's Board of Visitors.

Christi M. Pedra, Director, is the Senior Vice President, Strategic New Business Development & Marketing Siemens Healthcare of Siemens Medical USA. Previously she served as Chief Executive Officer of Siemens Hearing Instruments, Inc. She was charged with leading the company's sales, manufacturing, product development, customer relations and research and development in the United States. Prior to her role with Siemens One, Ms. Pedra served as Vice President of Executive Relations for Siemens Corporation in the Office of the President. Currently, Ms. Pedra is a member of the National Collegiate Athletic Association Leadership Advisory Board. She also serves on the National Council for Liberal Education America's Promise and takes part in several formal and informal mentoring programs. And in 2002, Ms. Pedra was nominated and selected to be a David Rockefeller Fellow, a one-year leadership program sponsored by the NYC Partnership and the David Rockefeller Foundation. Ms. Pedra received her MBA from Rutgers University.

Adam K. Stern, Director, is Senior Managing Director of Spencer Trask Ventures, Inc. an investment banking firm. Mr. Stern has over 20 years of venture capital and investment banking experience focusing primarily on the technology and life science sectors of the capital markets. He currently manages the structured finance group of Spencer Trask Ventures, Inc. Mr. Stem joined Spencer Trask Ventures in September 1997 from Josephthal & Co., members of the New York Stock Exchange, where he served as Senior Vice President and Managing Director of Private Equity Marketing and held increasingly responsible positions from 1989 to 1997. He has been a licensed securities broker, since 1987 and a General Securities Principal since 1991. Mr. Stem currently sits on the boards of various private companies and one public company, PROLOR Biotech, Inc. (NYSE/AMEX:PBTH). Mr. Stem holds a Bachelor of Arts degree with honors from The University of South Florida in Tampa.

Involvement in Certain Legal Proceedings

None of the proposed post-Merger directors has, during the past ten years:

(a)
Had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(b)	Been convicted in a criminal proceeding or subject to a pending criminal proceeding;

(c)
Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or

(d)
Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Terms of Office

The Company’s new directors will be appointed for a one-year term to hold office until the next annual general meeting of the Company’s stockholders or until removed from office in accordance with the Company’s Bylaws and the provisions of the Nevada Revised Statutes.  Each of the Company’s directors will hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the Company’s Bylaws and the provisions of the Nevada Revised Statutes.

The Company’s new executive officers will be appointed by the Company’s Board of Directors and will hold office until removed by the Board of Directors in accordance with the Company’s Bylaws and the provisions of the Nevada Revised Statutes.

Certain Relationships and Transactions

There are no family relationships between any of our current directors or executive officers and proposed directors or executive officers.  During our past two fiscal years, there were no transactions involving our present officers, directors and principal shareholders that are required to be disclosed pursuant to applicable SEC rules and regulations.  The proposed directors are not currently directors of the Company, do not hold any position with the Company, and have not been involved in any material proceeding adverse to the Company or its subsidiaries or have a material interest adverse to the Company or its subsidiaries. Further, the proposed directors have not engaged in any transactions with the Company or any of its directors, executive officers, affiliates, or associates that are required to be disclosed pursuant to applicable SEC rules and regulations.

Review, Approval, or Ratification of Transactions

To ensure, among other things, that potential conflicts of interest are avoided or declared, in 2006 our Board of Directors adopted a Code of Business Conduct and Ethics.  Our Code of Business Conduct and Ethics embodies our commitment to ethical principles and sets forth the responsibilities of our officers, directors and employees.  Our Code of Business Conduct and Ethics addresses general business ethical principles and other relevant issues.

Although we have adopted a Code of Ethics, we still rely on our Board of Directors to review related party transactions on an ongoing basis to prevent conflicts of interest.  Our Board of Directors reviews a transaction in light of the affiliations of the director, officer, or employee and the affiliations of such person’s immediate family. Transactions are presented to our Board of Directors for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred.  If our Board of Directors finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any.  Our Board of Directors approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.

Director Independence

Our securities are not listed on a national securities exchange or on any inter-dealer quotation system which has a requirement that directors be independent. As both of our present directors are also executive officers and controlling stockholders, we do not presently have any independent directors.  We evaluate independence by the standards for director independence established by applicable laws, rules, and listing standards, including, without limitation, the standards for independent directors established by the New York Stock Exchange, Inc., the NASDAQ National Market, and the SEC.

Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company’s consolidated gross revenues.

Following the change in our Board of Directors, we believe that George Nolen, Christi Pedra and Richard Roberts will qualify as independent directors.

Committees of the Board of Directors

Since our inception, our Board of Directors has conducted its business entirely by written consent resolutions and, as such, has not held any Board meetings.  Due to our small size and limited operations to date, we do not presently have any active Board committees. Our entire Board presently performs the functions that would otherwise be performed by committee. As our common stock is not presently listed for trading or quotation on a national securities exchange or NASDAQ, we are not presently required to have Board committees.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers, and stockholders holding more than 10% of our outstanding Common Stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our Common Stock.  Executive officers, directors, and persons who own more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3, 4, and 5 delivered to us as filed with the SEC during our most recent fiscal year, none of our executive officers and directors, and persons who own more than 10% of our common stock failed to timely file the reports required pursuant to Section 16(a) of the Exchange Act.

Nominations to the Board of Directors

Our directors take a critical role in guiding our strategic direction and oversee the management of the Company.  Board of Director candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the stockholders, diversity, and personal integrity and judgment.  Accordingly, we seek to attract and retain highly qualified directors.

In carrying out its responsibilities, the Board of Directors will consider candidates suggested by stockholders.  If a stockholder wishes to formally place a candidate's name in nomination, however, such stockholder must do so in accordance with the provisions of the Company's Bylaws.

Board Leadership Structure and Role on Risk Oversight

Mr. Peter A. Reichard currently serves as the Company’s Chief Executive and Financial Officer, President, and Director, and Mr. Peter L. Coker currently serves as the Company’s Secretary and Director.  At present, we have determined this leadership structure is appropriate for the Company due to our small size and limited operations and resources.  Subsequent to the forthcoming change in directors, it is anticipated that Mr. Frank M. Reynolds will serve as our Chief Executive Officer, President, Chief Financial Officer, Director, and Chairman of the Board of Directors, and Richard J. Roberts, George Nolen, Christi M. Pedra and Adam K. Stern will serve as our other directors.  The proposed directors will continue to evaluate the Company’s leadership structure and modify such structure as appropriate based on the size, resources, and operations of the Company.

Our current directors are exclusively involved in the general oversight of risks that could affect our Company as Messrs. Reichard and Coker are the sole directors and officers of the Company.

Board Compensation

We have no standard arrangement to compensate directors for their services in their capacity as directors.  Directors are not paid for meetings attended.  All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or record or beneficial owner of 5% or more of the Company’s outstanding common stock is a party adverse to the Company or has a material interest adverse to the Company, or an affiliate of such persons.

Stockholder Communication with the Board of Directors

Stockholders may send communications to our Board of Directors by writing to: Peter A. Reichard, 100 Europa Drive, Suite 455, Chapel Hill, NC 27517, Attention: Board of Directors.

Compensation Committee Interlocks and Insider Participation

We do not have a Compensation Committee. All compensation matters are approved by the full Board.

Executive Compensation

We have not paid any compensation to our executive officers during the past two completed fiscal years and during the current fiscal year.

Compensation Summary

The following table summarizes all compensation earned by or paid to our Chief Executive and Financial Officer (Principal Executive and Financial Officer) and other executive officers during the two fiscal years ended March 31, 2010 and 2009.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen-sation ($)	Change in Pension Value and Non- qualified Deferred Compen-sation Earnings ($)	All Other Compen-sation ($)	Total ($)

Peter A. Reichard, Principal Executive and Financial Officer	2010 2009	0 0	0 0	0 0	0 0	0 0	0 0	0 0	0 0

Peter L. Coker, Secretary and Director	2010 2009	0 0	0 0	0 0	0 0	0 0	0 0	0 0	0 0

We have not issued any stock options or maintained any stock option or other equity incentive plans since our inception.  We have no plans in place and have never maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax-qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officers or any other persons following, or in connection with the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Security Ownership of Principal Stockholders, Directors, and Officers

The Company has only one class of stock outstanding, its common stock.  The holders of the Company’s common stock are entitled to one vote per share of common stock held on all matters submitted to a vote of stockholders and have equal rights to receive dividends, when and if declared by our Board of Directors, out of funds legally available for such purpose. In the event of liquidation, holders of the Company’s common stock are entitled to share ratably in the net assets of the Company available for distribution to stockholders.  The table below sets forth the number and percentage of shares of our Common Stock owned as of October 5, 2010, by the following persons: (i) stockholders known to us who own 5% or more of our outstanding shares, (ii) each of our officers and directors, and (iii) our officers and directors as a group.  As of October 5, 2010, there were 11,218,457 shares of our Common Stock outstanding.

To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

Title of Class	Name and Address of Beneficial Owner(1)	Amount of Beneficial Ownership(2)	Percent of Class(2)

Common Stock	Peter A. Reichard 2211 Wright Avenue Greensboro, NC 27403	3,275,000	29.19%

Common Stock	Peter L. Coker 12804 Morehead Chapel Hill, NC 27517	3,793,457	33.81%

Common Stock	All officers and directors as a group (2 persons)	7,068,457	63.0%

(1)	Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2)
Under Rule 13d-3 of the Exchange Act, shares not outstanding but subject to options, warrants, rights, or conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the person having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.  None of our officers or directors has options, warrants, rights, or conversion privileges outstanding.

Other Information

We file periodic reports, proxy statements, and other documents with the SEC.  You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.  You may also send communications to the Board of Directors at 100 Europa Drive, Suite 455, Chapel Hill, NC 27517.

InVivo Therapeutics Holdings Corp. (f/k/a Design Source, Inc.) By Order of the Board of Directors

/s/ Peter A. Reichard
Peter A. Reichard
Chief Executive and Financial Officer, President, and Director